UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)1/
                                                -

                             PLAYTEX PRODUCTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   72813P 10 0
                ------------------------------------------------
                                 (CUSIP Number)



                          ----------------------------

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)











--------------------

1. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or other wise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            (continued on following pages)
                                 (Page 1 of 5 Pages)

 CUSIP No. 72813P 10 0                         Page     2     of     5     Pages
           --------------------                     ---------    ---------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JOEL E. SMILOW
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                       (b)  [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                 5   SOLE VOTING POWER

                     1,177,958
   NUMBER OF    ----------------------------------------------------------------
     SHARES      6   SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY         0
      EACH      ----------------------------------------------------------------
   REPORTING     7   SOLE DISPOSITIVE POWER
     PERSON
      WITH           1,177,958
                 ---------------------------------------------------------------
                 8   SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,177,958
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      2.3
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                               Page     3     of     5     Pages
                                                    ---------    ---------

Item 1(a).     Name of Issuer:

               Playtex Products, Inc.
               -------------------------------------------------------

Item 1(b).     Address of Issuer's Principal Executive Offices:

               300 Nyala Farms Road, Westpost, Connecticut 06880
               -------------------------------------------------------

Item 2(a).     Name of Person Filing:

               Joel E. Smilow
               -------------------------------------------------------

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               P.O. Box 5143, Westport, CT 06880
               -------------------------------------------------------

Item 2(c).     Citizenship:

               United States
               -------------------------------------------------------

Item 2(d).     Title of Class of Securities:

               Common Stock
               -------------------------------------------------------

Item 2(e).     CUSIP Number:

               72813P 10 0
               -------------------------------------------------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)       [ ]  Broker or dealer registered under Section 15 of the Act.

     (b)       [ ]  Bank as defined in Section 3(a)(6) of the Act,

     (c)       [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,

     (d)       [ ]  Investment Company registered under Section 8 of the
                    Investment Company Act,

     (e)       [ ]  Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940,

     (f)       [ ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

     (g)       [ ]  Parent Holding Company, in accordance with Rule
                    13d-1(b)(ii)(G); see Item 7,

     (h)       [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                               Page     4     of     5     Pages
                                                    ---------    ---------


Item 4.   Ownership.

     (a)  Amount beneficially owned:

          Not applicable.
          ----------------------------------------------------------------------

     (b)  Percent of class:

          Not applicable.
          ----------------------------------------------------------------------

     (c)  Number of shares as to which such person has:

     (i)   Sole power to vote or to direct the vote Not applicable.            ,
                                                    ---------------------------

     (ii)  Shared power to vote or to direct the vote Not applicable.          ,
                                                      -------------------------

     (iii) Sole power to dispose or to direct the disposition of Not
                                                                 ---------------
               applicable.                                                     ,
               ----------------------------------------------------------------

     (iv)  Shared power to dispose or to direct the disposition of Not
                                                                   -------------
           applicable.                                                         ,
           --------------------------------------------------------------------


Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.   Identification and Classification of Members of the Group.

     Not applicable.

                                               Page     5     of     5     Pages
                                                    ---------    ---------


Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 14, 1996                      /s/Joel E. Smilow
                                             -----------------------------------
                                             Joel E. Smilow